Exhibit 99.1
Country Style Cooking Restaurant Chain Reports First Quarter 2011 Financial Results
1Q11 Revenues up 40.5% YoY to RMB222.6 Million
1Q11 Net Income down 22.5% YoY to RMB11.8 Million
1Q11 Non-GAAP Net Income down 9.1% YoY to RMB14.5 Million
Chongqing, China, May 18, 2011—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced unaudited financial results for the first quarter of 2011.
First Quarter 2011 Financial Highlights
•	Revenues in the first quarter of 2011 were RMB222.6 million ($34.0 million), an increase of 40.5% from RMB158.4 million in the same quarter of 2010.

•	Comparable restaurant sales increased by 4.4% from the same quarter of 2010.

•	Net income was RMB11.8 million ($1.8 million), a decrease of 22.5% from RMB15.2 million in the same quarter of 2010, primarily due to higher foreign exchange loss and income tax rate. Non-GAAP net income, which excludes share-based compensation expenses of RMB2.7 million, was RMB14.5 million ($2.2 million), a decrease of 9.1% from RMB15.9 million in the same quarter of 2010.

•	Diluted earnings per American depositary share (“ADS”) were RMB0.44 ($0.07). Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, was RMB0.55 ($0.08). Each ADS represents four ordinary shares of the Company.
Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We’re pleased to report record revenue and the addition of a net nine new restaurants for the first quarter 2011. During the quarter, we optimized product lines and reinforced our strategy to focus on Sichuanese flavored rice based dishes to reflect changes in food trends and customer preferences. We believe that the adjustment will attract more customer visits and further improve standardization and operating efficiency. ”
Mr. Roy Rong, chief financial officer of Country Style Cooking, added, “I’m glad that our operations for the first quarter 2011 were in line with our expectations. For the full year, we are confident of achieving our target to open between 65 and 75 new restaurants.”
First Quarter 2011 Financial Performance
Revenues in the first quarter 2011 increased 40.5% to RMB222.6 million ($34.0 million) from RMB158.4 million in the same period of 2010. The revenue growth was driven by an increase in the number of restaurants and corresponding growth in restaurant sales. During the quarter, the Company opened a net of 9 new restaurants, bringing the total restaurant count to 140 as of March 31, 2011.
Costs of food and paper increased 34.2% to RMB101.4 million ($15.5 million) in the first quarter of 2011 from RMB75.6 million in the same quarter of 2010, primarily as a result of restaurant expansion. As a percentage of the revenues, cost of food and paper decreased to 45.6% in the first quarter of 2011 from 47.7% in the first quarter of 2010.
Restaurant wages and related expenses increased 46.9% to RMB37.6 million ($5.7 million) in the first quarter of 2011 from RMB25.6 million in the same quarter of 2010, mainly due to increases in wage levels and increased headcount arising from the growth in our restaurant base. Also contributing to the increase of restaurant wages and related expenses were share-based compensation expenses. Share-based compensation expenses amounted to

RMB0.7 million ($0.1 million) in the first quarter of 2011, compared to RMB0.3 million in the first quarter of 2010. As a percentage of revenues, restaurant wages and related expenses were 16.9% in the first quarter of 2011, compared to 16.2% in the same period in 2010.
Restaurant rent expenses increased 51.6% to RMB20.1 million ($3.1 million) in the first quarter of 2011 from RMB13.3 million in the same quarter of 2010. As with other expense categories, this primarily arose from expansion of our restaurant network. As a percentage of revenues, restaurant rental expenses increased to 9.0% in the first quarter of 2011 from 8.4% in the first quarter of 2010.
Restaurant utility expenses increased 43.2% to RMB13.5 million ($2.1 million) in the first quarter of 2011 from RMB9.4 million in the same quarter of 2010, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses increased slightly to 6.1% in the first quarter of 2011 from 6.0% in the first quarter of 2010.
Pre-opening expenses increased 35.5% to RMB1.5 million ($0.2 million) in the first quarter of 2011 from RMB1.1 million in the same quarter of 2010. The pre-opening expenses in first quarter of 2010 were separated from other restaurant operating expenses for comparable purposes.
Other restaurant operating expenses increased 68.6% to RMB9.6 million ($1.5 million) in the first quarter of 2011 from RMB5.7 million in the same quarter of 2010. As a percentage of the revenues, other restaurant operating expenses increased to 4.3% in the first quarter of 2011 from 3.6% a year ago.
Selling, general and administrative (SG&A) expenses increased 103.2% to RMB11.9 million ($1.8 million) in the first quarter of 2011, compared to RMB5.8 million in the same period of 2010, reflecting an increase in administrative staff costs, professional fees and share-based compensation expenses. Share-based compensation expenses included in SG&A amounted to RMB2.0 million ($0.3 million) in the first quarter of 2011, compared to RMB0.5 million in the first quarter of 2010. As a percentage of revenues, SG&A expenses increased to 5.3% in the first quarter 2011 from 3.7% in the same quarter of 2010.
Depreciation expense for the first quarter 2011 amounted to RMB7.7 million ($1.2 million), representing an increase of 87.8% as compared to RMB4.1 million in the same quarter of 2010, primarily because of the increase in total fixed assets as a result of an increased number of restaurants. As a percentage of revenues, depreciation expense increased to 3.4% in the first quarter of 2011 from 2.6% in the same quarter of 2010.
Impairment and other lease charges were RMB1.0 million ($0.2 million) in the first quarter of 2011 as a result of the closure of a restaurant.
Income from operations for the first quarter 2011 increased 3.0% to RMB18.3 million ($2.8 million) from RMB17.8 million in the same period in 2010.
Operating margin in the first quarter of 2011 was 8.2%, compared to 11.2% in the same quarter of 2010. The decrease of the operating margin was mainly attributable to the increase in SG&A expenses, depreciation expense, restaurant wages and related expenses and restaurant rent expenses, as well as other restaurant operating expenses as a percentage of sales.
Income tax expenses in the first quarter of 2011 increased 33.1% to RMB5.1 million ($0.8 million) from RMB3.8 million in the same period of 2010. The effective income tax rate was 30.1% in the first quarter of 2011, up from 20.0% in the same quarter of 2010, primarily due to the expiration of preferential tax holiday for our Chongqing subsidiary.
Net income was RMB11.8 million ($1.8 million), a decrease of 22.5% from RMB15.2 million in the comparable period of 2010. Non-GAAP net income, which excludes share-based compensation expenses, decreased 9.1% to RMB14.5 million ($2.2 million) in the first quarter of 2011 from RMB15.9 million in the prior year’s first quarter.
Diluted earnings per ADS decreased to RMB0.44 ($0.07) in the first quarter of 2011 from RMB0.76 in the first quarter of 2010. Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, increased to RMB0.55 ($0.08) in the first quarter of 2011 from RMB0.81 in the first quarter of 2010. The Company had approximately 26.5 million weighted average diluted ADSs outstanding during the quarter ended March 31, 2011.
As of March 31, 2011, the Company had cash and cash equivalents of RMB605.5 million ($92.5 million), compared to RMB612.6 million as of December 31, 2010. Net cash provided by operating activities was RMB32.6 million ($5.0 million) in the three months ended March 31, 2011, up 33.7% from RMB24.4 million in the three months ended March 31, 2010.
Definitions
The following definitions apply to these terms are used throughout this release:
Comparable Restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter.
Exchange Rate
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars were made at the noon buying rate of RMB6.5483 to USD1.00 on March 31, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Conference Call
The Company will host a conference call at 8:30 pm, Eastern Standard Time on May 18, 2011, which is 8:30 am, Beijing Time on May 19, 2011, to discuss first quarter results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-866-362-4666
International:	+1-617-597-5313
Hong Kong:	+###-##-####
China:	+10-800-130-0399

Passcode:	23392255
A live and archived webcast of the conference call will be available at http://ir.csc100.com
About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com

ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com
Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: Non-GAAP net income and Non-GAAP diluted earnings per ADS, each of which is adjusted from results based on GAAP to exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.
The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding share-based compensation expenses, which may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets
(Amounts in thousands, except shares)
(Unaudited)

	December 31, 2010	March 31, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	612,583	605,539	92,473
Due from related parties	100	198	30
Inventories	24,951	24,605	3,757
Prepaid rent	6,569	4,987	762
Prepaid expenses and other current assets	16,889	13,703	2,093
Deferred income taxes-current	639	639	98

Total current assets	661,731	649,671	99,213
Property and equipment, net	188,699	217,462	33,209
Goodwill	6,286	6,286	960
Deferred income taxes—non current	3,067	3,067	468
Deposits for leases—non current	10,020	10,501	1,604

Total assets	869,803	886,987	135,454

Current liabilities:
Account payable	34,204	34,659	5,293
Deferred revenue	2,824	2,805	428
Due to related parties	560	800	122
Accrued Payroll	15,292	17,023	2,600
Income tax payable	6,526	8,631	1,318
Other liabilities	31,013	28,618	4,371

Total current liabilities	90,419	92,536	14,132
Deferred rent—non current	8,871	9,743	1,488
Prepaid subscription—non current	678	297	45
Advanced receipts from depositary bank—non current	3,743	3,634	555

Total liabilities	103,711	106,210	16,220

Equity:
Ordinary shares, $0.001 par value, 1,000,000,000 authorized, 103,080,000 and 103,470,156 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively	736	739	113
Additional paid-in capital	682,577	686,161	104,785
Accumulated other comprehensive loss	(6,603)	(7,279)	(1,112)
Retained earning	89,382	101,156	15,448

Total equity	766,092	780,777	119,234

Total liabilities and equity	869,803	886,987	135,454

Condensed Consolidated Statements of Operations
(Amounts in thousands, except shares, per share and per ADS data)
(Unaudited)

	Three months ended March 31
	2010	2011
	RMB	RMB	US$
Revenue—restaurant sales	158,386	222,593	33,992

Costs and expenses:
Food and paper	75,554	101,394	15,484
Restaurant wages and related expenses[1]	25,599	37,595	5,741
Restaurant rent expense	13,271	20,125	3,073
Restaurant utilities expense	9,428	13,503	2,062
Pre-opening expense[2]	1,131	1,533	234
Other restaurant operating expenses	5,684	9,583	1,463
Selling, general and administrative expenses[1]	5,846	11,880	1,814
Depreciation	4,081	7,664	1,170
Impairment and other lease charges	—	995	152

Total operating expenses	140,594	204,272	31,193

Income from operations	17,792	18,321	2,799

Interest income	132	2,595	396
Foreign exchange loss	(11)	(5,062)	(773)
Other income	1,082	987	151

Income before income taxes	18,995	16,841	2,573

Income tax expense	(3,808)	(5,067)	(774)

Net income	15,187	11,774	1,799

Basic net income per share[3]	0.19	0.12	0.02
Diluted net income per share	0.19	0.11	0.02
Basic net income per ADS	0.76	0.48	0.07
Diluted net income per ADS	0.76	0.44	0.07
Basic weighted average ordinary shares outstanding	56,000,000	103,220,491	103,220,491

Diluted weighted average ordinary shares outstanding	56,237,743	106,088,368	106,088,368

[1]	Includes share-based compensation expenses of RMB0.7 million and RMB2.7 million ($0.4 million) for the three months ended March 31, 2010, and the three months ended March 31, 2011, respectively.

[2]	Pre-opening expenses are expenses incurred prior to restaurant opening. These expenses were originally shown in other restaurant operating expenses prior to the third quarter of 2010.

[3]	In the quarter of 2010, since Series A convertible preferred shares are participating securities, the Company used the two-class method of computing earnings per share. A diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

Condensed Consolidated Cash Flow Statements
(Amounts in thousands)
(Unaudited)

	Three months ended March 31
	2010	2011
	RMB	RMB	US$
Operating activities:
Net income	15,187	11,774	1,798
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	50	46	7
Impairment and other lease charges	—	995	152
Depreciation	4,081	7,664	1,170
Share based compensation	711	2,683	410
Changes in operating assets and liabilities:
Due from related parties	2,960	(98)	(15)
Inventories	(809)	346	53
Prepaid rent	46	1,582	242
Prepaid expense and other current assets	(38)	3,186	487
Deposits for leases	(462)	(481)	(73)
Accounts payable	(6,004)	455	69
Deferred revenue	1,005	(19)	(3)
Due to related parties	205	240	37
Accrued payroll	3,222	1,731	264
Income taxes payable	3,054	2,105	321
Deferred rent	1,063	872	133
Other current liabilities	92	(517)	(78)

Net cash provided by operating activities	24,363	32,564	4,974

Investing activities:
Restaurant and office space capital expenditures	(30,249)	(38,751)	(5,918)

Net cash used in investing activities	(30,249)	(38,751)	(5,918)

Financing activities:
Net cash used in financing activities:	—	—	—

Effect of exchange rate	(2)	(857)	(131)

Net increase in cash and cash equivalents	(5,888)	(7,044)	(1,075)
Cash and cash equivalents, beginning of period	70,695	612,583	93,548

Cash and cash equivalents, end of period	64,807	605,539	92,473

Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures
(Amounts in thousands, except ADSs and per ADS data)
(Unaudited)

	Three months ended March 31,
	2010	2011
	RMB	RMB	US$
GAAP net income	15,187	11,774	1,799
Share-based compensation expenses:
Restaurant wages and related expenses	256	659	101
Selling, general and administrative expenses	455	2,024	309

Non-GAAP net income	15,898	14,457	2,209

Diluted net income per ADS	0.76	0.44	0.07
Non-GAAP diluted earnings per ADS	0.81	0.55	0.08
Diluted weighted average ADSs outstanding	14,059,436	26,522,092	26,522,092